DIAMONDHEAD CASINO CORPORATION

1013 PRINCESS STREET

ALEXANDRIA, VIRGINIA 22314

May 18, 2015

Jennifer Gowetski, Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Diamondhead Casino Corporation

Form 10-12G

Filed: March 31, 2015

File No. 000-17529

Dear Ms. Gowetski:

We are in receipt of and thank you for your letter dated April 27, 2015. In response, please be advised as follows.

Acknowledgement

The Company hereby acknowledges as follows:

a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.  Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If our comments are not addressed within this 60-day time period, and you have not withdrawn this registration statement, please incorporate your revisions, in response to our comments, in both amendments to the Form 10 and your periodic reports.

The Registrant understands the above instruction and will incorporate the pertinent items contained in your comments in an amendment or amendments to our Form 10, and where applicable, in future periodic filings.

Item 1. Business, page 1

2.   We note your disclosure on page 20 discussing your failure to file periodic reports and the subsequent revocation of your registration. Please revise to briefly disclose in this section the revocation of your registration and describe the steps you are taking to ensure you remain current on your reporting obligation in the future. In addition, please revise your disclosure on page 20 accordingly.

Response

a) The Registrant will move the disclosure appearing on page 20 of the Form 10 entitled “Securities and Exchange Commission Revocation of Securities Registration” to Item 1. Business.

b) The Registrant will delete the disclosure previously appearing on page 20 of the Form 10 entitled “Securities and Exchange Commission Revocation of Securities Registration” and will insert the following language or language substantially similar thereto in lieu thereof:

However, as explained in Item 1. Business - “Securities and Exchange Commission Revocation of Securities Registration,” the Company’s securities registration was revoked effective September 4, 2014.  Therefore, on December 4, 2014, the Company extended offers to the investors to amend the Private Placement dated February 14, 2014. The Company offered to amend certain terms and conditions, including the conversion terms of the First Tranche Debentures, which were issued on March 31, 2014 (“Amendment I”). The Company separately offered to amend certain terms and conditions, including those relating to issuance and conversion of the Second and Third Tranche Debentures, as well as the period of time within which to perform the Third Tranche Closing Obligations, as amended (“Amendment II”).

c)  The Registrant will describe in Item 1, following the disclosure regarding the revocation, the steps it is taking to ensure it remains current on its reporting obligations in the future.

3.  You state on page 1 that you have no current operations in any state, and you have had no income or revenue from any operations since 2000. Please revise briefly to describe your business activities in the last two years.

Response:

In an amendment to our Form 10, we will add a description of our business activities in the last two years under Item 1. Business.

Item 2. Financial Information, page 17

4. Please include a narrative discussion of the reasons for material period to period changes, including a more detailed description of the charges you incurred as well as your costs and expenses, and the contribution of factors to those changes. Refer to Instruction 4 of Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response

In an amendment to our Form 10, we will expand upon the reasons for material period to period changes, including an expanded detailed description of changes incurred and factors that contributed to those specific changes.

5.   You state on page 21 that, to re-register your stock, you are required, in addition to other steps, to file a Form 10 with two years of audited financial statements. Please revise to briefly describe any other steps you are taking to re-register your stock or advise.

Response

In an amendment to our Form 10, we will revise this paragraph to state that we are filing a Form 10 with two years of audited financial statements to re-register our common stock. The Registrant is unaware of any other steps required to re-register our common stock, other than filing required or applicable amendments to the Form 10.

The Registrant intends to include financial statements for the period ended March 31, 2015 to its amended Form 10 and intends to update the amended Form 10 to include interim information and developments.

Item 5. Directors and Executive Officers, page 35

6.  Please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that each named person should serve as a director. Refer to Item 401 of Regulation S-K.

Response

In an amendment to our Form 10, we will discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that each named person should serve as a director.

Item 6.  Executive Compensation, page 37

7.  We note your disclosure on page 38 that on October 12, 2012, the Board of Directors approved a motion to pay interest on the deferred compensation of $1,091,996 owed to Ms. Vitale, which amounted to $227,687 as of December 31, 2014. We further note the disclosure in footnote (3) on page 39. Please revise to clarify the amount of interest owed to Ms. Vitale and tell us whether you view this to be nonqualified deferred compensation earnings for the purposes of your summary compensation table. Refer to Item 402(n)(2)(viii) of Regulation S-K.

Response.

The compensation accrued and owed to Ms. Vitale has accumulated in varying amounts since 2010. The accumulation has been involuntary, inasmuch as the Company has not had sufficient funds to meet its payroll obligations. There is no deferred compensation plan, only payroll due and owing to Ms. Vitale. The Board voted on October 12, 2012 to pay interest on the compensation due, but unpaid. We have concluded that accrued interest on Ms. Vitale’s compensation is not to be considered nonqualified deferred compensation earnings for purposes of the summary compensation table.

However, we recognize that the wording used in the narrative section prior to the summary compensation table, could be read otherwise. Therefore, in our amendment No. 1 to our Form 10, we will reword the narrative to clarify that the reason for non-payment of the compensation was due to lack of funds and that no voluntary deferment occurred and that no deferred compensation plan exists.

Exhibits

8.  We note that you incorporate by reference exhibits which were filed several years ago. Please note that pursuant to Item 10(d) of Regulation S-K, a document on file with the Commission for more than five years may not be incorporated by reference except in specific circumstances. Please file the relevant exhibits with this registration statement or advise.

The relevant exhibits, incorporated by reference in the original Form 10, will be filed with Amendment No. 1 to the Form 10.

9.   Based on your disclosure on page F-21, it appears that you recorded a total debt discount of $1,850,000 for the Tranche 1 and 2 Debentures. Please reconcile this amount to the information on the Consolidated Balance Sheet, as it appears that you have only recorded a debt discount of $950,000 related to the convertible debentures. Please advise.

Response

We will correct the balance sheet description on page F-3 for convertible debentures to state that they are net of unamortized debt discount in the amount of $1,778,859 in an amendment to Exhibit 99.1, to be attached to our amended Form 10.

Note 6.  Convertible Debentures and Derivative Liability, page F-20

10.  Please tell us how you determined it is appropriate to amortize the debt discount using a seeding method. Within your response, please reference the authoritative accounting literature management relied upon.

In an amendment to Exhibit 99.1, as attached to our amended Form 10, we will revise the description contained in Note 6, found on page F-20, as to how the debt discount was amortized using the  effective interest methodology.

Please feel free to call the undersigned should you have any questions. With kindest professional regards, I remain

Very truly yours,

/s/ Deborah A. Vitale
Deborah A. Vitale
President